THE KOREA FUND, INC.

Action by Written Consent of the Insurance Committee

The undersigned, being all of the members of the Insurance Committee (the “Committee”) of the Board of Directors of The Korea Fund, Inc., a Maryland corporation (the “Fund”), do hereby consent to the following actions, which actions shall be treated for all purposes as a vote taken at a meeting of the Committee.

Fidelity Bond, Directors & Officers/Errors & Omissions and Independent Director Liability Insurance

RESOLVED, that the form and amount of the Directors & Officers/Errors & Omissions Liability Insurance Policy, after consideration of all relevant factors, be and it hereby is approved.

RESOLVED, that the action of the Fund in obtaining the Directors and Officers/Errors and Omissions Liability Insurance Policy from Twin City Fire Insurance Company with an aggregate limit of liability for the period from April 1, 2008 to March 31, 2009 of $10 million with a deductible of $250,000, for an aggregate premium of not more than $124,944, be and it hereby is approved.

RESOLVED, that the form and amount of the Independent Director Liability Insurance, after consideration of all relevant factors, be and it hereby is approved.

RESOLVED, that the action of the Fund in obtaining the Independent Director Liability Insurance from XL Specialty Insurance Company with an aggregate limit of liability for the period from April 1, 2008 to March 31, 2009 of $2.5 million, for an aggregate premium of not more than $44,000, be and it hereby is approved.

RESOLVED, that, after considering all relevant factors, the action of the Fund in obtaining the Fidelity Bond issued by St. Paul Mercury Insurance Company, covering larceny and embezzlement and certain other acts, with a limit of liability for the period from April 1, 2008 to March 31, 2009 of $1.25 million, for an aggregate premium of $6,700, be and it is hereby approved.

RESOLVED, that pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, Brian S. Shlissel, Treasurer, Principal Financial and Accounting Officer; Lawrence G. Altadonna, Assistant Treasurer; Thomas J. Fuccillo, Secretary and Chief Legal Officer and Lagan Srivastava, Assistant Secretary, are each hereby designated as an agent for the Fund to make the filings and give the notices required by subparagraph (g) of said Rule.

RESOLVED, that the form and amount of the Fidelity Bond, after consideration of all relevant factors including the Fund’s aggregate assets to which persons covered by the bond have access, the type and terms of arrangements made for custody and safekeeping of assets, and the nature of the securities held, be and they hereby are approved.

RESOLVED, that the officers of the Fund, or any of them, are authorized to make any and all payments and to do any and all other acts in the name of the Fund and on its behalf, as they, or any of them, may determine to be necessary or desirable and proper in connection with or in furtherance of the foregoing resolutions.

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This written consent may be executed in two or more counterparts, all of which taken together shall constitute one and the same instrument, and the Fund is hereby directed to file this consent, when fully executed, in the minute book of the Fund.

/s/ Julian Reid
Julian Reid /s/ Richard A. Silver
Richard A. Silver

Dated as of March 27, 2008